Exhibit 4.8

Summary of Credit Line

On October 21, 2013, the Company entered into a credit line agreement with a U.S. bank, under which the bank provides the Company with a credit line of $7.5 million for a period of one year. In April 2014 the agreement was extended up to April 20, 2015. The amounts drawn down from the credit line are subject to interest equal to the Prime Rate in effect from time to time, plus 2.75% per annum, provided that the interest rate in effect on any day shall not be less than 6.0% per annum. In relation to this credit line, the Company is obliged by the bank to comply with certain financial covenants, as defined in the agreement. As of December 31, 2014, the Company had drawn down an amount of $4.8 million from the credit line and was in full compliance with the financial covenants.

On March 20, 2015, the Company entered into an amendment to the credit line agreement with the U.S. bank, modifying the maturity date to March 20, 2016. The credit limit was amended to $6.0 million at the Company’s request and the interest rate was modified to a rate equal to the Prime Rate in effect from time to time, plus 2.75% per annum, provided that the interest rate in effect on any day shall not be less than 5.50% per annum. The Company shall, in all cases and beginning with the month ending April 30, 2015, pay an aggregate amount of interest not less than $18,000 per month.